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EXHIBIT G-1.3


                                                               December 20, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: The Powergen plc/LG&E Energy Corp. Merger

Ladies and Gentlemen:

     Powergen plc ("Powergen"), a registered holding company, LG&E Energy Corp. ("LG&E Energy"), a public-utility holding company exempt from registration, and several subsidiary companies of Powergen (collectively, the "Applicants" or "Declarants," as the case may be) have applied to the Commission on an application/declaration under File No. 70-9671 ("Application") for authority relating to the acquisition by Powergen of LG&E Energy and the indirect acquisition of the common stock of LG&E Energy's public-utility subsidiary companies (the "Merger"). Powergen also requested in the Application that the Commission approve, among other things: (1) the retention of LG&E Energy and Kentucky Utilities ("KU"), a public-utility subsidiary of LG&E Energy and itself a public-utility holding company, as holding company subsidiaries exempt from registration under Sections 3(a)(1) and 3(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), respectively; (2) certain acquisition-related financing matters; (3) retention of the gas utility system of Louisville Gas & Electric Company ("LG&E"), a public-utility subsidiary of LG&E Energy; (4) the retention of Powergen's existing non-utility activities, businesses and investments; (5) the acquisition of LG&E Energy's interests in the non-utility activities, businesses and investments of LG&E Energy; (6) external and intrasystem financings by Powergen and certain of its subsidiary companies and LG&E Energy and its subsidiary companies; (7) use of the proceeds from securities issuances to invest in exempt wholesale generators, as defined in Section 32 of the Act, and foreign utility companies, as defined in Section 33 of the Act; (8) implementation of a system tax allocation agreement; (9) establishment of a service company subsidiary; and (10) adoption of utility and nonutility service company agreements. In addition, the Declarants filed a declaration under File No. 70-9763 ("Declaration") for authorization for an intercompany loan among two of Powergen's subsidiary companies,
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which loan is necessary for the efficient transfer of the proceeds from asset sales within the Powergen system for purposes of, among others, paying down the debt incurred to acquire LG&E Energy. An order was issued by the Commission on December 6, 2000 (Holding Co. Act Release No. 27291) authorizing File No. 70-9671, File No. 70-9763, approving the Merger, reserving jurisdiction over certain non-utility subsidiary holdings of LG&E Energy, and reserving jurisdiction over the proposed tax allocation agreement. Upon consummation of the Merger, Powergen and the intermediate companies in the LG&E Energy ownership chain filed a notification of registration on Form U5A.

     As Company Secretary and General Counsel for Powergen, I deliver this past-tense opinion to you for filing as Exhibit G-1.3 to the Application and as Exhibit G-1.3 to the Declaration. In connection with this opinion, I have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to this opinion, I have, when relevant facts were not independently established, relied upon statements contained in the Application and in the Declaration.

     The opinions expressed below are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

          The Merger has been duly authorized and approved, to the extent required by the governing corporate documents and applicable state laws, by the boards of directors of Powergen and LG&E Energy, and their shareholders.

          All required approvals, authorizations, consents, certificates, rulings and orders of, and all filings and registrations with, all applicable federal and state commissions and regulatory authorities with respect to the Merger have been obtained or made, as the case may be, and have become final and
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          unconditional in all respects and have remained in effect (including the approval and authorization of the Commission under the Act) and the Merger has been accomplished in accordance with all such approvals, authorizations, consents, certificates, orders, filings and registrations.

          The Commission has duly entered an appropriate order with respect to the Merger as described in the Application and Declaration granting and permitting the Application and Declaration to become effective under the Act and the rules and regulations thereunder.

          The solicitation of proxies from the shareholders of LG&E Energy with respect to the Merger was conducted in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

          The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder has expired.

          The appropriate corporate formalities as are required by the laws of the State of Kentucky for the consummation of the Merger have been taken; and such Merger has become effective in accordance with the laws of the State of Kentucky.

          The parties have obtained all consents, waivers and releases, if any, required for the Merger under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

     Based upon the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that:

     (a) all state and federal laws applicable to the Merger have been complied with;

     (b) each of the Applicants and Declarants is duly formed or incorporated under the laws of the jurisdiction in which it is domiciled;
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     (c) Powergen has legally acquired the shares of the common stock of LG&E
Energy, and;

     (d) the consummation of the Merger did not violate the legal rights of the holders of any securities issued by Powergen, or by any associate company thereof.

     I am a member of the Law Society of England and Wales, the place of incorporation of Powergen. I am not a member of the bars of any other country, or any of the United States, and I do not hold myself out as an expert in the laws of such states, although I have consulted and will consult with counsel to Powergen who are experts in such laws. For purposes of this opinion, to the extent I deemed necessary, I have relied on advice from counsel employed or retained by Powergen, in particular, Sullivan & Cromwell, Swidler Berlin Shereff Friedman, LLP, and Ogden, Newell & Welch, who are expert in the laws applicable to the Applicants and Declarants.

     I hereby consent to the filing of this opinion as an exhibit to the Application (Exhibit G-1.3 to File No. 70-9671) and to the Declaration (Exhibit G-1.3 to File No. 70-9763).

                                        Very truly yours,


                                        /s/ David J. Jackson
                                        -------------------------------------
                                        Company Secretary and General Counsel
                                        Powergen plc